September 5, 2012
Our Ref. No. 2012961030
Investment Company Institute
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated August 31, 2012 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 206(4) of the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-2 thereunder ("Custody Rule") against an investment adviser if it treats a state-created 529 plan trust that is a college savings plan for which it is a program manager ("529 Plan") as a "pooled investment vehicle" for purposes of the Custody Rule, as described in your letter.

Facts

You state the following: qualified state tuition programs are college savings plans sponsored by states to help families save for future college costs.[1] They enable individuals to accumulate savings for qualifying higher education costs of beneficiaries by purchasing interests in a state-created 529 plan trust. Proceeds from sales of 529 plan trust interests are in turn invested in one or more investment options selected by the accountholder. These investment options must be eligible under Section 529 of the Internal Revenue Code. Any earnings on these interests are tax deferred and may be withdrawn on a tax-free basis if used to pay for a qualified educational expense.

Generally speaking, states offering 529 plan programs contract with an investment adviser that is registered under the Advisers Act to act as the 529 Plan trust's program manager (a "Program Manager"). The Program Manager makes arrangements with service providers on behalf of the state-created 529 Plan trust to service the 529 Plan and to invest the 529 Plan's proceeds in appropriate investments, typically mutual funds. The Program Manager contracts with at least one custodian to maintain custody of the 529 Plan's assets. You represent that each custodian is a "qualified custodian" as defined by paragraph (d)(6) of the Custody Rule. The Program Manager also contracts with a transfer agent that is registered under the Securities Exchange Act of 1934 ("1934 Act") to be the 529 Plan's recordkeeper.[2] The transfer agent receives 529 Plan accountholders' account applications and contributions, confirms the opening

1 These plans are named after Section 529 of the Internal Revenue Code. Section 529 governs plan eligibility, investment of funds, how funds may be used and by whom, and transfers among 529 plan accounts, among others.

2 Depending on how the state has structured its plan, the state itself may be in privity of contract with each of these service providers rather than the Program Manager. Regardless of how the state has structured its 529 Plan program, each of these services is necessary to the program's operation.

of the account and deposits the contributions in an account at the Fund's custodian. The transfer agent also maintains individual account records, among other things.[3]

You believe that Program Managers have custody of client funds or securities under the Custody Rule. Therefore, you are concerned that the Custody Rule would require Program Managers to undergo a surprise examination of those assets by an independent public accountant. Under the circumstances described further below and in your letter, you request that a 529 Plan be treated as a "pooled investment vehicle" for purposes of the Custody Rule. Accordingly, you request relief from certain of the Custody Rule's requirements, as described below.

Analysis

The Custody Rule provides that it is a fraudulent, deceptive or manipulative act, practice or course of business within the meaning of Section 206(4) of the Advisers Act for an investment adviser that is registered or required to be registered under the Advisers Act to have "custody" of client funds or securities unless they are maintained in accordance with the requirements of the rule. The Custody Rule is designed to protect client assets from being lost, misused, misappropriated or subject to investment advisers' financial reverses.

Paragraph (a)(1) of the Custody Rule requires an investment adviser that has custody of client funds and securities to maintain them with a "qualified custodian" as defined in paragraph (d)(6) of the rule. Paragraph (d)(6) of the Custody Rule defines qualified custodian to include, among others, certain banks, registered broker-dealers and futures commission merchants and certain foreign financial institutions. You represent that the 529 Plan's custodians are "qualified custodians" as defined by paragraph (d)(6) of the Custody Rule.

Paragraph (a)(4) of the Custody Rule requires an investment adviser with custody of client funds and securities to have those assets verified by an independent public accountant by a surprise examination at least once during each calendar year, among other things. Paragraph (b)(4) generally provides that an adviser to any limited partnership, limited liability company, or other type of pooled investment vehicle ("pooled investment vehicle") that is subject to audit (as defined in Rule 1-02(d) of Regulation S-X) shall be deemed to comply with the surprise examination requirements of the Custody Rule by obtaining an audit of the pooled investment vehicle and distributing the audited financial statements to pooled investment vehicle limited partners (or members or other beneficial owners) within 120 days of the pooled investment vehicle's fiscal year end. The audit must be conducted by an independent public accounting firm registered with, and subject to regular inspection by, the Public Company Accounting Oversight Board ("PCAOB").

You are concerned that 529 Plans may not be pooled investment vehicles under the Custody Rule. You represent that the 529 Plan can nonetheless satisfy most of the conditions in paragraph (b)(4) of the Custody Rule. You contend that your representations will address the

3 You state that because federal law requires that a 1099Q tax form reporting all account distributions, earnings, and trustee-to trustee-transfers be provided to both the IRS and to the accountowner/beneficiary, transfer agents must keep very detailed information regarding 529 Plan accounts.

unique structure of 529 Plans and provide 529 Plan accountholders with comparable custody protections as holders of pooled investment vehicles. You also assert that the surprise examination would not significantly add to these protections.

In particular, you represent that, consistent with paragraph (b)(4) of the Custody Rule for a pooled investment vehicle, the 529 Plan is subject to an annual financial statement audit (as defined in Rule 1-02(d) under Regulation S-X) by an independent public accountant that is registered with, and subject to regular inspection by the PCAOB in accordance with its rules.[4] You further represent that the audit is conducted in accordance with generally accepted auditing standards ("GAAS") and that the audited financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP").[5]

You assert that during the course of the financial statement audit, the independent public accountant performs procedures that are comparable to those performed as part of a surprise examination under the Custody Rule. You also assert that the 529 Plan's financial statement audits address additional matters important to the 529 Plan (and 529 Plan accountholders) that are not covered by a surprise examination performed pursuant to the Custody Rule, such as tests of valuation of the 529 Plan's investments, income, operating expenses, and, if applicable, incentive fees and allocations that accrue to the Program Manager.[6] You represent that the independent public accountant also obtains an understanding of the 529 Plan recordkeeper's internal controls over the processing of investor transactions either through obtaining a SSAE 16 report on the recordkeeper's internal control environment or by directly evaluating its internal control environment. You further represent that the 529 Plan's recordkeeper will be registered as a transfer agent under the 1934 Act, and believe that the applicable 1934 Act rules provide important protections to the 529 Plan accountholders.[7]

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4 You further represent that the independent public accountant meets the standards of independence in Rule 2-01(b) and (c) under Regulation S-X.

5 See Staff Responses to Questions about the Custody Rule, Q&A Nos. VI.5 and VI.6, available at http://sec.gov/divisions/investment/custody_faq_030510.htm (stating that the pooled investment vehicle exception to the surprise exam requirement in (b)(4) of the Custody Rule generally requires that the vehicle's audit be conducted in accordance with GAAS and the financial statements be prepared in accordance with GAAP).

6 See Custody of Funds or Securities of Clients by Investment Advisers, Advisers Act Release No. 2968 (Dec. 30, 2009) at 16.

7 Section 17A of the 1934 Act imposes extensive recordkeeping and reporting obligations on registered transfer agents. For example, registered transfer agents file Form TA-2 with the Commission annually, which requires reporting about the transfer agent's operations during the reporting period. In addition, Rule 17Ad-12 under the 1934 Act requires all registered transfer agents with custody or possession of funds or securities to assure that: (1) all such securities are held in safekeeping and handled, in light of all facts and circumstances, in a manner reasonably free from risk of destruction, theft, or other loss; and (2) all such funds are protected, in light of all facts and circumstances, against misuse. Rule 17Ad-13 under the 1934 Act requires that registered transfer agents file an annual report with the Commission prepared by an independent accountant concerning the transfer agent's system of internal accounting control and related procedures for the transfer of record ownership and the safeguarding of related securities and funds. Rule 17Ad-13 also requires that, if the accountant's report describes any material inadequacy, the transfer agent shall, within sixty calendar days after receiving the report, notify the Commission and the transfer agent's appropriate regulatory agency in writing regarding the corrective action taken or proposed to be taken.

With respect to the 529 Plan's distribution of the financial statements as required by (b)(4) of the Custody Rule for a pooled investment vehicle, you represent that the annual financial statements of the 529 Plan are provided annually to the state agency or instrumentality responsible for oversight of the 529 Plan within 120 days of the end of the 529 Plan's fiscal year, and that the annual financial statements will be available to all existing 529 Plan accountholders on the 529 Plan's website. You represent that the Program Manager will ensure that the 529 Plan accountholders are provided written notification of the availability of the financial statements no later than the delivery of the accountholders' next regularly scheduled quarterly account statement.[8]

Based on the facts and representations contained in your letter, we would not recommend enforcement action to the Commission under Section 206(4) of the Advisers Act and Rule 206(4)-2 thereunder against a registered investment adviser if it treats the 529 Plan for which it is a Program Manager as a "pooled investment vehicle" for purposes of the Custody Rule, as described in your letter. In particular, we rely on your representations that:

- The 529 Plan is a college savings plan;
- The 529 Plan's recordkeeper is registered as a transfer agent with the Commission under Section 17A of the 1934 Act;
- The 529 Plan's custodian(s) is a "qualified custodian" as such term is defined in Rule 206(4)-2(d)(6) under the Advisers Act;
- The assets of the 529 Plan are subject to annual audit as defined in Regulation S-X and the audit is conducted in accordance with GAAS;
- The 529 Plan's annual audit is conducted by an independent public accountant that: (i) is registered with, and subject to regular inspection as of the commencement of the professional engagement period, and as of each calendar year-end, by, the PCAOB in accordance with its rules; and (ii) meets the standards of independence in Rule 2-01(b) and (c) under Regulation S-X;
- The audited financial statements of the 529 Plan are prepared in accordance with GAAP;
- The annual financial statements are annually provided to the state agency or instrumentality responsible for oversight of the 529 Plan within 120 days of the end of the 529 Plan's fiscal year;

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8 You state that such notice may either be included with or on such statement or sent separately. You further state that the notice shall inform the accountholder of a website where such financial statements may be accessed. The notice shall also provide the accountholder information regarding how to contact the 529 Plan to obtain a hard copy of such financial statements in lieu of accessing them online. A hard copy shall be provided by mail within three business days of an accountholder requesting such copy.

- The annual financial statements are made available to all existing 529 Plan accountholders via the 529 Plan's website; and

- The Program Manager will ensure that the 529 Plan accountholders are provided written notification of the availability of the financial statements no later than the delivery of the accountholders' next regularly scheduled quarterly account statement. Such notice may either be included with or on such statement or sent separately. The notice shall advise the accountholder of a website where such financial statements may be accessed and provide the accountholder information regarding how to contact the 529 Plan to obtain a hardcopy of such financial statements in lieu of accessing them online. A hardcopy of the financial statements shall be provided by mail within 3 business days of an accountholder requesting such copy.

This conclusion is based on all of the facts and representations set forth in your letter. You should note that any different facts or representations might require a different conclusion. Further, this response expresses our position only with respect to enforcement action, and does not express any legal conclusion on the issues presented.

Holly Hunter-Ceci
Senior Counsel

INVESTMENT
COMPANY
INSTITUTE

1401 H Street, NW, Washington, DC 20005-2148, USA
202/326-5800 www.ici.org

August 31, 2012

Douglas J. Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: No-Action Relief for Custodial Arrangements of Certain Municipal Fund Securities

Dear Mr. Scheidt:

The Investment Company Institute[1] is seeking assurance from the staff of the Securities and Exchange Commission ("Commission") that it will not recommend enforcement action to the Commission pursuant to Rule 206(4)-2 under the Investment Advisers Act of 1940 for custodial arrangements involving 529 plans as described in this letter. More specifically, we request that, for purposes of this rule, advisers be permitted to treat a 529 plan trust as a pooled investment vehicle under subdivision (b)(4) of the rule. As discussed in more detail below, we are concerned that, without such relief, recently adopted amendments to Rule 206(4)-2 will result in unnecessary and considerable expense to existing and long-standing custodial arrangements for certain 529 plans without providing any corresponding increase in the safety and security of investors' contributions to these plans. This is because, as revised, the rule now imputes custody of the 529 plan's assets to certain mutual fund investment advisers acting as a plan's program manager. This, in turn, requires the adviser to undergo annually a surprise examination by an independent public accountant, which does not appear necessary to protect the investors' assets, as discussed in more detail below.

[1] The Investment Company Institute is the national association of U.S. investment companies, including mutual funds, closed-end funds, exchange-traded funds (ETFs), and unit investment trusts (UITs). ICI seeks to encourage adherence to high ethical standards, promote public understanding, and otherwise advance the interests of funds, their shareholders, directors, and advisers. Members of ICI manage total assets of $12.9 trillion and serve over 90 million shareholders.

Discussion

Background of 529 Plans as Municipal Fund Securities

Qualified state tuition programs, commonly known as 529 plans, are college savings plans sponsored by states to help families save for future college costs.[2] They enable individuals to invest the assets set aside in their account(s) for the purpose of accumulating savings for qualifying higher education costs of beneficiaries. Investors do so by purchasing interests in a state-created 529 plan trust. Any earnings on these interests are tax deferred and may be withdrawn on a tax-free basis if used to pay for a qualified educational expense.

With one very critical exception discussed below, 529 plans operate very much like registered mutual funds: they create an investment pool (the 529 plan trust) to sell pro-rata interests in the pool (529 plan securities) to retail investors. By law, all investors must receive both an offering document (more commonly called the "Official Statement," which resembles a mutual fund prospectus) containing material information about the investment, confirmations, and account statements regarding their accounts. Proceeds from sales of the 529 plan trust securities are invested in one or more investment options selected by the investor from the plan's investment platform. These investment options, which must be eligible investment options under Section 529, generally are mutual funds. Any gains or losses in the investor's account are attributed to the investor on a pro-rata basis and investors may redeem their account proceeds at the net asset value of the 529 plan investment option on the date of the redemption. The one critical exception is that, because 529 plan securities are issued by a state trust and constitute an investment in such trust, they are not investment companies subject to the Investment Company Act of 1940 ("ICA"). This is because Section 2(b) of the ICA expressly provides that "no provision" of the ICA "shall apply to, or be deemed to include, the United States, a State, or any political subdivision of a State . . .." But for this exclusion, because of the way 529 plans are structured and operated, they would qualify as investment companies and be subject to regulation under the ICA.

Importantly, as discussed in more detail below, states typically rely on a fund's adviser and service providers – including the fund's custodian – to administer and service the plan due to their expertise in managing investments and overseeing the sale of mutual funds to retail investors. Moreover, because the operation of a 529 plan largely mirrors the operation of a mutual fund, 529 plans

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[2] These plans are named after Section 529 of the Internal Revenue Code, which was enacted in 1996. Section 529 governs plan eligibility, investment of funds, how funds may be used and by whom, and transfers among 529 plan accounts, among others. Also, because Federal law requires that a 1099Q tax form reporting all account distributions, earnings, and trustee to trustee transfers be provided to both the IRS and to the account owner/beneficiary, transfer agents must keep very detailed information regarding 529 plan accounts.

are able to take advantage of the existing structures, systems, and efficiencies offered by a mutual fund complex for offering, selling, processing, and servicing the states' 529 plans.

Exclusion from the ICA does not relieve 529 plans from regulation under the Federal securities laws. While 529 plan *securities* may not be subject to regulation (aside from the anti-fraud provisions of Federal law), the persons involved in offering and selling these securities on behalf of a dealer, investing the trust proceeds, and maintaining account records, are subject to rigorous regulation under Federal law. This includes regulation by the Municipal Securities Rulemaking Board ("MSRB"),[3] whose rules govern the offer and sale of 529 plans by municipal securities dealers as well as such dealers' advertising, sales practice obligations, and delivery of official statements and confirmations in connection with such plans.[4] The MSRB's rules applicable to 529 plans are deliberately consistent with rules under the ICA and the other Federal securities laws that are applicable to mutual funds. This derives from two reasons. The first is that municipal fund securities operate, for all practical purposes, as mutual funds. The second reason is as an accommodation to the mutual fund industry. As discussed below, most 529 plan programs utilize investment advisers to mutual funds as their program managers and mutual fund complexes benefit from the efficiencies that result from greater uniformity between the regulations applicable to their 529 plan business and those applicable to their mutual fund business.

Typical Operation of a 529 Plan

As noted above, the operations and structure of a 529 plan trust typically very much resemble those of a registered investment company.[5] Generally speaking, states offering 529 plans contract with a program manager to help run the plan for the state. The state is the owner of the 529 plan trust and the official issuer of its securities; the program manager is generally responsible for recordkeeping investors' account information and contributions, investing the 529 trust proceeds (which are comprised of the investors' 529 plan contributions), back office operations, and other functions that occur in connection with the public offering of securities. By analogy to the mutual fund world, the program manager handles the duties and responsibilities that are performed by the mutual fund's investment adviser and

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[3] As part of its oversight of the municipal securities markets, the MSRB regulates dealers and their associated persons who are involved in the offer and sale of 529 plan securities.

[4] 529 plans securities are referred to in the MSRB's rules as "municipal fund securities." MSRB Rule D-2 defines this term to mean "a municipal security issued by an issuer that, but for the application of Section 2(b) of the Investment Company Act of 1940, would constitute an investment company within the meaning of Section 3 of the Investment Company Act." While this definition would include securities issued by local government investments pools that are not 529 plans, our requested relief relates only to those municipal fund securities that are 529 plan securities.

[5] States have the flexibility to design their programs as they see fit, subject to the restrictions imposed on them by Section 529 of the Internal Revenue Code. Most states have designed their programs to mirror mutual funds, which is why most, if not all states, utilize mutual fund advisers to run their programs and mutual funds as the investment vehicles for their trust proceeds. The relief we seek in this letter, as described in more detail in the text, would only apply to those programs that are operated consistently with the regulatory protections imposed on mutual fund accounts.

other service providers.[6] Indeed, most if not all program managers are investment advisers to mutual funds.

In its role as the program manager, the investment adviser makes arrangements with service providers on behalf of the state trust to service the 529 plan and to invest the 529 plan trust's proceeds. For example, the program manager/registered investment adviser would contract with, among others, municipal securities dealers (regulated by the MSRB) to sell the plan, a recordkeeper to maintain records of investments in the plan (typically a Commission-registered transfer agent to a mutual fund), and at least one custodian to custody the plan's assets.[7]

Each of these service providers is necessary to the processing of the investor's account. With a 529 plan account, just as with a mutual fund account, the investor's account application and investment are received by the the plan's recordkeeper to open the account and maintain all records relating to it – including the individual account owner's investments, contributions, gains, losses, distributions, etc. The recordkeeper confirms the opening of the account and deposits the account proceeds in an account at the plan's custodian. Individual account records are maintained by the plan's recordkeeper. Such recordkeeper maintains a record of the proceeds of 529 plan account holders in the name of the state trust and the account holder is issued "units" or an interest in the 529 plan investment.

To protect the interests of the 529 plan trust and its investors, the 529 plan's financial statements are audited annually in accordance with U.S. Generally Accepted Auditing Standards (GAAS) by an independent public accountant retained by the state or the program manager on the sponsoring state's behalf. According to information provided to the Institute by independent public accountants who routinely perform these audits, during the course of the financial statement audit, the independent public accountant performs procedures that are comparable to those performed as part of a surprise examination, including verifying the existence of the funds and securities held with the plan's custodian and confirming units outstanding at the balance sheet date directly with the plan's recordkeeper. The independent public accountant would also obtain an understanding of the plan recordkeeper's internal control over the processing of investor transactions either through obtaining a SSAE 16 report on the recordkeeper's internal control environment or by directly evaluating its internal control environment. Importantly, in the course of a 529 plan trust's audit, although the independent public accountant's procedures are not required to be performed at a time of the

[6] State programs typically have a board of directors or state agency to oversee the plans. Unlike mutual fund boards, however, the state boards typically look to the program manager for recommendations and advice when making arrangements with and overseeing the necessary service providers. When 529 plans were in their infancy, it was not uncommon for states to bid out the portions of their 529 plan business separately. Over time, however, they realized it was more economically efficient to have the necessary services provided by service providers to the program manager/investment adviser's existing fund complexes.

[7] Depending on how the state has structured its plan, the state itself may be in privity of contract with each of these service providers rather than the investment adviser/program manager. Regardless of how the state has structured its program, each of these services is necessary to the program's operation.

accountant's choosing (such as for the surprise exam), other elements of the audit incorporate an element of surprise in a manner that is comparable to a financial statement audit of other pooled investment vehicles and the transactions selected for testing would not be known in advance by the firm being audited. These audits would also address additional matters important to the state trust (and participants in the 529 plan) that are not covered by a surprise examination, such as tests of valuation of the trusts' investments, income, operating expenses, and, if applicable, incentive fees and allocations that accrue to the adviser.

Once completed, the results of the audit would be provided to the state as the owner of the trust. Our understanding is that most states, through their websites or otherwise, make the audit results available to 529 plan account holders. We believe that the protections afforded to the states' trusts and 529 plan participants by these existing practices obviate the need for these plans to additionally undergo surprise examinations by an independent public account as required by the revised custody rule.

TREATING 529 PLANS AS COVERED INVESTMENT POOLS UNDER RULE 206(4)-2(b)(4)

<u>The Need for Relief</u>

As discussed above, 529 plans are not mutual funds. As a result, while the revised custody rule, Rule 206(4)-2, continues to relieve advisers to mutual funds from having to undergo a surprise audit or independent verification of assets, the same is not true of advisers to 529 plans. This is because these revisions impute custody to an investment adviser/program manager that contracts with a custodian on the plan's behalf. Indeed, the only program managers that would need this relief are those that are registered with the Commission as an investment adviser and therefore are subject to the revised custody rule. As a result of this imputation, advisers to mutual funds must now have a surprise audit *on only the 529 portion of their business*, even though the mutual fund side of the business – which is operated in a substantively identical manner – is not subject to this additional, expensive requirement. To avoid this disparate treatment, we seek no-action assurance under Rule 206(4)-2 (as discussed below) that would enable those advisers to 529 plans that are subject to the revised rule and that utilize the services of the fund's custodian in processing 529 plan transactions to rely on the rule's exception for covered investment pools provided they meet certain conditions set forth below.

In requesting this relief, we are cognizant of the important protections intended by the revisions to the custody rule. Indeed, the revised rule is appropriately concerned with ensuring that, when an investment adviser accepts receipt of a customer's funds or securities, those funds or securities are protected from the time they are turned over to the investment adviser (or the adviser's affiliate or agent) until the time they are returned to the customer. The revised rule accomplishes this by ensuring that customer funds are deposited with a qualified custodian, that the custodian has a legal obligation to secure those assets from any misappropriation or malfeasance, and that the customer knows where and how its assets are being maintained. In our view, the relief we are requesting would not raise any of the concerns sought to be addressed by this rule. The treatment we are proposing for 529 plan assets – from the time the investor's contribution to its 529 plan account is received on behalf of the plan until the investor's account proceeds are redeemed by the investor – would amply protect those assets of shareholders held in a 529 plan account.

Rule 206(4)-2(b)(4)'s Exception for Covered Investment Pools

Rule 206(4)-2(b)(4) provides an express exception from paragraphs (a)(2) and (a)(3) of the rule and deems the adviser to be in compliance with paragraph (a)(4)[8] for accounts of any limited partnership, limited liability company, or other type of pooled investment vehicle that is subject to an audit (as defined in rule 1-02(d) of Regulation S-X) at least annually and that:

- Distributes its annual audited financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) to all limited partners (or members or other beneficial owners) within 120 days of the end of its fiscal year; and

- Has its annual audit conducted by an independent public accountant that is registered with, and subject to regular inspection as of the commencement of the professional engagement period, and as of each calendar year-end, by, the Public Company Accounting Oversight Board (PCAOB) in accordance with its rules.[9]

As a pooled investment vehicle, 529 plan trusts would appear to qualify for this exception. With a 529 plan trust, however, there are no partners, members, or beneficial owners. Instead, the sole owner of the trust is the state that created the trust.[10] We are concerned that, because of this difference between 529 plan trusts and the types of pooled investment vehicles that seem to be contemplated by this exception, 529 plans may be viewed as ineligible to claim it. And yet, 529 plan trusts do have and make available to 529 plan account holders the annual audited financial statements that would be compliant with this exception's requirements. Also, as noted above, our understanding is that the independent public accountant will consider the internal controls in place at the plan recordkeeper and the plan custodian in designing audit procedures to be performed.

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[8] Paragraph (a)(2) of the rule requires that notice be provided to clients of the custodial arrangements. Paragraph (a)(3) requires advisers to have a reasonable basis, after due inquiry, for believing that the qualified custodian sends accounts statements at least quarterly to each of the adviser's clients. Paragraph (a)(4) requires independent verification of client funds and securities at least annually by an independent public accountant through a surprise examination.

[9] There is an additional condition relating to what is to occur upon liquidation of the pool, which does not appear relevant to our request for relief. *See* Rule 206(4)-2(b)(4)(iii).

[10] Units of the trust, which are sold to 529 plan participants, are municipal fund securities and their offer and sale by municipal securities dealers is regulated by the MSRB. The proceeds from these sales, less any expenses (which are disclosed to investors), are held by the 529 plan trust in trust for the plan's participants and beneficiaries.

Moreover, to the extent that the recordkeeper is a transfer agent that is registered with the Commission, rules of the Commission governing the transfer agent's activities provide an additional layer of protection to 529 plan account holders.[11] In addition to the registration requirements under Section 17A of the Securities Exchange Act of 1934, which subject the transfer agent to the SEC's regulation and its inspection authority, these protections include the provisions of Rules 17Ad-13 and 17Ac2-2 thereunder. Rule 17Ad-13 requires that registered transfer agents file an annual report with the Commission prepared by an independent accountant concerning the transfer agent's system of related securities and funds. Rule 17Ad-13 also requires that, if the accountant's report describes any material inadequacy, the transfer agent shall, within sixty calendar days after receiving the report, notify the Commission and the transfer agent's appropriate regulatory agency in writing regarding the corrective action taken or proposed to be taken.

Rule 17Ac2-2 requires all SEC-registered transfer agents to file SEC Form TA-1 with the Commission annually. This form requires the reporting about the transfer agent's operations during the reporting period. In addition, Rule 17Ad-12 requires all registered transfer agents with custody or possession of funds or securities to assure that (1) all such securities are held in safekeeping and handled, in light of all facts and circumstances, in a manner reasonably free from risk of destruction, theft, or other loss; and (2) all such funds are protected, in light of all facts and circumstances, against misuse. The rules under Section 17A of the Act also impose extensive recordkeeping and reporting obligations on transfer agents. The requirements of these provisions, coupled with the Commissions regulatory jurisdiction over transfer agents – including the Commission's inspection authority – provide an important additional layer of protection to the plan's assets.

<u>Request for No-Action Assurance under Rule 206(4)-2(b)(4)</u>

The Institute requests that the Commission staff not recommend enforcement action if, for purposes of complying with the custody rule, an investment adviser treats a state's 529 college savings plan trust as a pooled investment vehicle covered by Rule 206(4)-2(b)(4) provided that:

(1) The 529 plan is a college savings plan;

(2) The plan's recordkeeper is registered as a transfer agent with the Commission under Section 17A of the Securities Exchange Act of 1934;

(3) The plan's custodian is a "qualified custodian" as such term is defined in SEC Rule 206(4)-2(d)(6);

[11] If the plan's recordkeeper is a "related person" (as defined in Rule 206(4)-2) of the plan's investment adviser, the investment adviser will obtain and maintain a copy of the recordkeeper's annual internal control report.

(4) The assets of the 529 plan trust are subject to annual audit as defined in Regulation S-X and the audit is conducted in accordance with GAAS;

(5) The annual audit is conducted by an independent public accountant that: (i) is registered with, and subject to regular inspection as of the commencement of the professional engagement period, and as of each calendar year-end, by, the Public Company Accounting Oversight Board (PCAOB) in accordance with its rules and (ii) meets the standards of independence of SEC Rule 2-01(b) and (c) of Regulation S-X;

(6) The audited financial statements of the 529 plan trust are prepared in accordance with GAAP;

(7) The annual financial statements are annually provided to the state agency or instrumentality responsible for oversight of the 529 plan within 120 days of the end of its fiscal year;

(8) The annual financial statements are made available to all existing 529 plan account holders via the website of the 529 plan; and

(9) The program manager will ensure that the 529 Plan accountholders are provided written notification of the availability of the financial statements no later than the delivery of the account holders' next regularly scheduled quarterly account statement. Such notice may either be included with or on such statement or sent separately. The notice shall advise the account holder of a website where such financial statements may be accessed and provide the account holder information regarding how to contact the 529 plan to obtain a hardcopy of such financial statements in lieu of accessing them online. A hardcopy of the financial statements shall be provided by mail within 3 business days of an accountholder requesting such copy.[12]

Our request for no-action relief modifies and enhances the conditions imposed on pooled investment vehicles in the rule's exception in order to address both the unique structure of 529 plans and provide 529 plan account holders the same custody protections that are available to holders of pooled investment vehicles. Additionally, however, by conditioning our relief on the recordkeeper to the 529 plan being a transfer agent that is registered with the Commission, investors will have the extra layer of protection provided by Section 17A of the Securities Exchange Act of 1934. Cumulatively these conditions should amply protect 529 plan assets and participants.

[12] This 3 business day period is consistent with the period within which a mutual fund must provide a hardcopy prospectus to a shareholder under the SEC's summary prospectus rule, Rule 498(f)(1) under the Securities Act of 1933.

In requesting this relief, we respectfully submit that, in the more than ten years that 529 college savings plans have utilized these custodial arrangements, we are not aware of any instances of malfeasance or misfeasance involving the plan's custodian.[13] This is not surprising given the regulatory requirements under the Federal securities laws that are applicable to the 529 plan's program manager and the plan's various external service providers. These protections, particularly those applicable to the plan's investment adviser, recordkeeper, and custodian, coupled with those set forth above in connection with our request for no-action relief, should ensure that the processes and controls that have well-served 529 plan account holders prior to the recent amendments to Rule 206(4)-2 remain in place as a condition of the Commission providing the relief we seek. As such, an adviser that deviates from these protections would no longer be eligible to rely upon any relief provided in response to this letter.

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The Institute appreciates your consideration of this request. If you have any questions or need additional information concerning this request or 529 plans, please contact the undersigned at 202-326-5825.

Sincerely,

/s/

Tamara K. Salmon
Senior Associate Counsel

[13] Indeed, the only instance of malfeasance or misfeasance we are aware of involving recordkeeping for a 529 college savings plan occurred with the Utah Educational Savings Plan (UESP) Trust. That malfeasance involved the plan's former director exploiting weaknesses in the state's *internal* system of operations and accounting practices that enabled him to misappropriate approximately $506,000 of plan assets to his own personal bank account. When UESP discovered the misappropriation, the director was fired. In August 2005, the Commission sanctioned the UESP trust for making material misrepresentations or omissions of material fact to 529 plan participants and potential participants concerning this incident. In settling this matter, the Trust agreed to cease and desist from further violations and comply with specified undertakings designed to make account owners whole. *See In the Matter of Utah Education Savings Plan Trust,* SEC Release No. 33-8601 (August 4, 2005). Importantly, no SEC registrant was involved in this malfeasance.